5

02036988

PE 5/21/02

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

AMERICAN ISRAELI PAPER MILLS LIMITED
(Translation of Registrant's Name into English)

P. O. Box 142, Hadera, Israel
(Address of Principal Executive Offices)

Green, Lind & McNulty Inc.
ADVERTISING
MARKETING
PUBLIC RELATIONS
1435 Morris Avenue, Union New Jersey 07083
Tel 908 • 686 • 7500 Fax 908 • 686 • 4757
email:glmcn@aol.com • www.green-lind-mcnulty.com

NEWS

Client: AMERICAN ISRAELI PAPER MILLS LTD.
Agency Contact: PHILIP Y. SARDOFF
For Release: IMMEDIATE

American Israeli Paper Mills Ltd.
Reports First Quarter Sales And Earnings

Hadera, Israel, May 15, 2002 - American Israeli Paper Mills Ltd. (ASE:AIP) [AIPM] today reported financial results for the first quarter ended March 31, 2002.

Aggregate sales in the first quarter of 2002 (January - March 2002) (including the associated companies in full, net of internal sales), totaled NIS 583.0 million (NIS - New Israeli Shekels adjusted to changes in the dollar exchange rate), compared with NIS 635.3 million in the corresponding period last year (Jan-Mar 2001)and NIS 580.7 million in the last quarter of 2001 (Oct-Dec 2001) ($124.9 million as compared with $136.1 million and $124.4 million, respectively).

Aggregate operating profit in the first quarter of 2002 totaled NIS 32.7 million, compared with NIS 37.8 million in the same quarter last year and NIS 29.9 million in the last quarter of 2001 ($7.0 million, compared with $8.1 million and $6.4 million, respectively).

The decrease in the aggregate operating profit in relation to the corresponding quarter last year, is attributed to a significant decrease in the operating profit at Hogla-Kimberly (H-K), due to fierce competition, primarily in the diaper market, coupled with a decrease in the operating profit at Carmel, and in the packaging paper sector, due to the crisis that is plaguing the packaging industry. On the other hand, the far-reaching efficiency measures that were initiated at Neusiedler Hadera Paper (NHP - fine paper), resulted in a turnaround and a shift from an operating loss in the corresponding quarter last year, to an operating profit in the first quarter this year.

The consolidated data below do not include NHP, H-K, Carmel and TMM (associated companies).

Consolidated sales in the first quarter of the year totaled NIS 116.2 million, compared with NIS 138.6 million in the same quarter last year and NIS 126.4 million in the last quarter of 2001 ($24.9 million, compared with $29.7 million and $27.1 million, respectively).

Operating profit in the first quarter of 2002 totaled NIS 4.3 million, compared with NIS 8.3 million in the same quarter of 2001 and NIS 3.9 million in the last quarter of 2001 ($0.9 million compared with $1.8 million and $0.8 million, respectively).

Net income in the first quarter of the year totaled NIS 9.2 million, compared with NIS 12.3 million in the corresponding quarter in 2001 and NIS 8.6 million in the last quarter of 2001 ($2.0 million, compared with $2.6 million and $1.9 million, respectively).

Earnings per share (EPS) in the first quarter of the year totaled NIS 2.34 ($ 0.50) compared with NIS 3.12 ($ 0.67) for the same quarter last year.

The inflation rate in the first quarter of the year amounted to 2.4%,compared with negative inflation of 0.5% in the corresponding period last year, and compared with 1.4% for all of 2001.

The shekel exchange rate fell by 5.7% against the US dollar in the first quarter, compared with a devaluation of 3.7% in the corresponding period last year, and compared with 9.3% for all of 2001.

Mr. Yaacov Yerushalmi, Chairman of the Board and CEO, said that the ongoing slowdown in economic activity in Israel, along with the escalation of the security situation, led to a further decrease in domestic demand in the first quarter of the year while unemployment rose and the GDP continued to shrink.

The accelerated devaluation of the New Israeli Shekel (NIS) against the US dollar resulted in increased imported materials prices. However, due to the economic situation, it was not possible to fully pass these price increases onto the customers and an erosion was consequently recorded in local sales, as well as in earnings, in dollar terms.

In order to contend with these environmental conditions, the Group continued to implement efficiency measures, including a drastic cut in expenditures (which began in 2001). These cutbacks include a decrease in personnel at the management and operational levels, a decrease in executive salaries and comprehensive cost cutting.

Mr. Yerushalmi also said that the decrease in the consolidated sales turnover, as compared with the corresponding period last year, was caused primarily by the erosion of selling prices and is attributed primarily to the following sectors:

- Packaging papers - A decrease of 17% in the average selling prices, caused by the decrease in domestic demand and by escalating competition, as well as by an increase in exports (with the intention of preserving manufacturing efficiency and low inventory levels) - which resulted in a decrease in the average price per ton.

- Office supplies and business papers - A decrease in selling prices due to the recession and the crisis in the hi-tech market, as well as to the erosion of prices in dollar terms.

The gross margin as a percentage of sales reached 16% in the first quarter of 2002, compared to 15.2% in the last quarter of 2001 and 15.8% in the corresponding quarter last year.

The improvement in the gross margin in relation to the last quarter of 2001, was a result of ongoing improvement in the Group's efficiency and its acceleration at the end of 2001, as a result of the economic situation in the market. The improved efficiency was reflected primarily in a decrease in labor expenses mainly due to cutbacks in personnel, in the lowering of raw material costs and in reduction of various manufacturing expenses. Additional savings were realized by an increase in the proportion of self-generated electricity (as opposed to purchased electricity) as a result of the improved operation of the new turbine at the Hadera plant. Some of the cost components (such as wages and other domestic expenses denominated in NIS), were eroded in dollar terms and somewhat offset the erosion of dollar-denominated selling prices.

The Company's share in the earnings of associated companies amounted to NIS 5.4 million in the first quarter of the year, compared with NIS 1.4 million in the corresponding quarter last year ($1.2 million, compared with $0.3 million). The Companies whose earnings are reported in this item (in proportion to AIPM's share therein), include primarily: H-K, NHP, Carmel and TMM (including Amnir Environmental Services).

The growth in the Company's share in associated company earnings, is primarily attributed to the NHP results. The growth in the Company's share in the NHP earnings totaled NIS 5.6 million ($1.2 million) and originated from the continuing improvement in the profitability of NHP as well as the shift from a loss in the first quarter last year, to a profit starting with the fourth quarter last year. The improved earnings of NHP were achieved despite the difficult market conditions, as a result of the comprehensive efficiency measures that were initiated.

In March 2002, the Company announced the distribution of a dividend for 2001, in the amount of NIS 22.6 million (NIS 5.77 per share). The dividend payment was made in April 2002.

This report may contain various forward-looking statements, based upon the Board of Directors' present expectations and estimates regarding the operations of the Company and its business environment. The Company does not guarantee that the future results of operations will coincide with the forward-looking statements and these may in fact considerably differ from the present forecasts as a result of factors that may change in the future, such as changes in costs and market conditions, failure to achieve projected goals, failure to achieve anticipated efficiencies and other factors which lie outside the control of the Company. The Company undertakes no obligation for publicly updating the said forward-looking statements, regardless of whether these updates originate from new information, future events or any other reason.

AMERICAN ISRAELI PAPER MILLS LTD.
SUMMARY OF RESULTS
(UNAUDITED)
Adjusted NIS in thousands
except per share amounts

	Three months ended March. 31, Adjusted NIS	
	2002	2001
Net sales	116,229	138,644
Net earnings	9,207	12,319
Earnings per share	2.34	3.12

Adjusted New Israeli Shekel amounts have been adjusted to reflect changes in the rate of exchange between the U.S. dollar and the New Israeli Shekel as at the end of March 2002.
The representative exchange rate at March 31, 2002 was N.I.S. 4.668 = $1.00

THE FOLLOWING DOCUMENTS ARE AN ENGLISH TRANSLATION
OF THE DOCUMENTS FILED WITH THE
TEL AVIV STOCK EXCHANGE
AND
ISRAELI SECURITIES & EXCHANGE COMMISSION

May 14, 2002

MANAGEMENT DISCUSSION

We are honored to present the consolidated financial statements of the American Israeli Paper Mills Ltd. Group ("AIPM") for the first three months of the year 2002.

I. A Summarized Description of the Group and Its Business Environment

a) General

AIPM is the leading Israeli group in the manufacture of paper and paper products. The Group produces and markets a wide range of paper types, household paper products, hygienic products, disposable baby diapers, absorbent products for the incontinent, office supplies, corrugated board packaging and consumer packaging. The Group is also engaged in recycling operations in the fields of paper and plastics as well as in the treatment of solid waste.

b) The Business Environment

The ongoing slowdown in economic activity in Israel, along with the escalation of the security situation, led to a further decrease in domestic demand in the first quarter of the year (January-March 2002), while unemployment rose and the GDP continued to shrink.

The accelerated devaluation of the New Israeli Shekel (NIS) against the US dollar continued in the first quarter of the year (5.7% for the quarter), followed by an increase in the inflation rate (2.4% for the quarter). The devaluation increased the prices of imported inputs, but due to the economic situation, it was not possible to fully pass thess price increases onto customers and an erosion was consequently recorded in local sales, as well as in the earnings, in dollar terms.

In order to contend with these environmental conditions, the Group continued to implement efficiency measures, including a drastic cut in expenditures (which began in 2001). These cutbacks include a decrease in personnel at the management and operational levels, a decrease in executive salaries and comprehensive cost cutting.

Following about one year of sharply falling pulp and paper prices worldwide, a slow increase in these prices has recently been recorded.

The inflation rate in the first quarter of the year amounted to 2.4%, compared with negative inflation of 0.5% in the corresponding period last year (Jan-Mar 2001), and compared with 1.4% for all of 2001.

The shekel exchange rate fell by 5.7% against the US dollar in the first quarter, compared with a devaluation of 3.7% in the corresponding period last year, and compared with 9.3% for all of 2001.

II. Results of Operations

1. Aggregate Data

The aggregate sales in the first quarter of the year amounted to NIS 583.0 million (NIS – New Israeli Shekels adjusted to changes in the dollar exchange rate), compared with NIS 635.3 million in the corresponding period last year, and compared with NIS 580.7 million in the last quarter of 2001 (Oct-Dec 2001) ($124.9 million, compared with $136.1 million and $124.4 million, respectively).

The aggregate operating profit totaled NIS 32.7 million in the first quarter of the year, compared with NIS 37.8 million in the corresponding period last year and NIS 29.9 million in the last quarter of 2001 ($7.0 million, compared with $8.1 million and $6.4 million, respectively).

The decrease in aggregate operating profit compared with the corresponding quarter last year, is attributed to a significant decrease in the operating profit at Hogla-Kimberly, due to fierce competition, primarily in the diaper market, coupled with a decrease in the operating profit at Carmel and in the packaging paper sector, due to the crisis that is plaguing the packaging industry.

On the other hand, the far-reaching efficiency measures that were initiated at Neusiedler Hadera Paper (NHP – fine paper), resulted in a turnaround and a shift from an operating loss in the corresponding quarter last year, to an operating profit in the first quarter this year.

2. Consolidated Data

Excluding the results of operation of NHP, Hogla-Kimberly, Carmel and TMM.

The consolidated sales amounted to NIS 116.2 million in the first quarter of the year, compared with NIS 138.6 million in the corresponding period last year (-16%) and NIS 126.4 million in the last quarter of 2001 (-8%) ($24.9 million compared with $29.7 million and $27.1 million, respectively). Part of the decrease is attributed to the transfer of the operations of the household paper machine at Molett Nahariya to Hogla-Kimberly, within the framework of the tissue machine construction in Nahariya and the expansion of output capacity there.

The operating profit in the first quarter of the year totaled NIS 4.3 million, compared with NIS 8.3 million in the corresponding quarter last year (-49%) and NIS 3.9 million in the last quarter of 2001 (+10%) ($0.9 million, compared with $1.8 million and $0.8 million, respectively).

The financial revenues amounted to NIS 6.3 million in the first quarter of the year, compared with NIS 5.5 million in the corresponding period last year ($1.4 million, compared with $1.2 million).

The income before taxes amounted to NIS 10.6 million in the first quarter of the year, compared with NIS 13.8 million in the corresponding period last year (-23%) and compared with NIS 4.7 million in the last quarter of 2001 (+124%) ($2.3 million, compared with $2.9 million and $1.0 million, respectively).

3. Net Income

The net income in the first quarter of the year totaled NIS 9.2 million, compared with NIS 12.3 million in the corresponding quarter last year (-25%) and NIS 8.6 million in the last quarter of 2001 (+7%) ($2.0 million, compared with $2.6 million and $1.9 million, respectively).

Earnings per share (EPS) in the first quarter of the year totaled NIS 234 per NIS 1 par value ($0.50 per share), compared with NIS 312 per NIS 1 par value in the corresponding quarter last year ($0.67 per share).

III. Analysis of Operations and Profitability

The analysis below is based on the consolidated data.

1. Sales

The consolidated sales in the first quarter of the year totaled NIS 116.2 million, compared with NIS 138.6 million in the corresponding period last year (-16%) and compared with NIS 126.4 million in the last quarter of 2001 (-8%) ($24.9 million, compared with $29.7 million and $27.1 million, respectively).

The decrease in sales resulted primarily from the continuing and deteriorating economic crisis in Israel, which together with the severe security situation, brought about a decrease in domestic demand.

The decrease in sales turnover, compared with the corresponding period last year, was caused primarily by the erosion of selling prices and is attributed primarily to the following sectors:

- Packaging papers – A decrease of 17% in the average selling prices, caused by the decrease in domestic demand and by escalating competition, as well as by an increase in exports (aimed at preserving manufacturing efficiency and low inventory levels) – which resulted in a decrease in the average price per ton.

- Office supplies and business papers – A decrease in sales due to the recession and the crisis in the hi-tech market, as well as to the erosion of prices in dollar terms.

Regarding changes in sales of main associated companies - a quantitative increase was recorded in the sales of NHP and Hogla-Kimberly, although a decrease was recorded in the dollar-denominated sales, primarily on account of the erosion of prices due to the economic situation and the devaluation of the dollar exchange rate.

2. Cost of Sales

The cost of sales amounted to NIS 97.6 million in the first quarter of the year, representing 84% of sales, compared with NIS 111.1 million, or 80.2% of sales, in the corresponding quarter last year, and compared with NIS 107.3 million, or 84.8% of sales, in the last quarter of 2001 ($20.9 million compared with $23.8 million and $23.0 million, respectively).

The erosion of selling prices and the transfer of the manufacturing of household paper from Molett Nahariya to Hogla-Kimberly as of January 31, 2002, resulted in a decrease in the sales turnover this year in relation to last year, and in a decrease in gross profit, from NIS 27.5 million in the corresponding period last year, to approximately NIS 18.6 million in the first quarter of the year (from $5.9 million to $4.0 million, respectively).

The gross margin as a percentage of sales, reached 16% in the first quarter, compared with 15.2% in the last quarter of 2001 and 19.8% in the corresponding quarter last year.

The improvement in the gross margin in relation to the last quarter of 2001, was a result of ongoing improvement in the Group's efficiency and its acceleration at the end of 2001, as a result of the economic situation in the market. The improved efficiency was reflected primarily in a decrease in labor expenses mainly due to cutbacks in personnel, in the lowering of raw material costs and in reduction of various manufacturing expenses. Additional savings were realized by an increase in the proportion of self-generated electricity (as opposed to purchased electricity), as a result of the improved operation of the new turbine at the Hadera plant. Some of the cost components (such as wages and other domestic expenses denominated in NIS), were eroded in dollar terms and somewhat offset the erosion of dollar-denominated selling prices.

Energy costs also decreased in the first quarter this year, as a result of the lowering of fuel oil prices by an average of 17%, in relation to the corresponding period last year.

Labor Expenses

The labor expenses in the cost of sales and in selling, general and administrative expenses, amounted to NIS 33.6 million in the first quarter of the year, compared with NIS 40.6 million in the corresponding quarter last year (down 17%) ($7.2 million compared with $8.7 million). The lower labor expenses originated both from the reduction in the number of personnel as a result of the Group's efficiency measures (savings of 8%), as well as the erosion of labor expenses in dollar terms, due to the sharp devaluation this year.

3. Selling, General and Administrative Expenses

The selling, general and administrative expenses (including wages) amounted to NIS 14.4 million – or 12.3% of sales – in the first quarter of the year, compared with NIS 19.2 million, or 13.9% of sales in the corresponding quarter last year, and compared with NIS 15.3 million, or 12.1% of sales, in the last quarter of 2001 ($3.1 million, compared with $4.1 million and $3.3 million, respectively).

The decrease in expenses is attributed primarily to the decrease in labor expenses, coupled with the devaluation against the dollar and the efficiency measures initiated by the Company.

4. Operating Profit

The operating profit totaled NIS 4.3 million – or 3.7% of sales – in the first quarter of the year, compared with NIS 8.3 million, or 6.0% of sales, in the corresponding quarter last year, and compared with NIS 3.9 million, or 3.0% of sales, in the last quarter of 2001 ($0.9 million, compared with $1.8 million and $0.8 million, respectively).

5. Financial Revenues

In the first quarter of the year, financial revenues of NIS 6.3 million were recorded, compared with NIS 5.5 million in the corresponding quarter last year ($1.4 million, compared with $1.2 million).

The real-term devaluation in the first quarter of the year served to erode the Company's CPI-linked liability on account of its Notes, thereby creating real-term financial revenues, as was the case last year.

Moreover, growth was recorded in the net real-term financial revenues from the short-term credit balances, due to a decrease in interest rates in the first quarter of the year, compared with interest rate in the corresponding period last year. There was also a greater devaluation this year, resulting in erosion of these credit balances (mostly denominated in NIS), despite the fact that the average balance was similar during both periods.

6. Income Before Taxes

Income before taxes amounted to NIS 10.6 million in the first quarter of the year, compared with NIS 13.8 million in the corresponding period last year, and compared with NIS 4.7 million in the last quarter of 2001 ($2.3 million, compared with $2.9 million and $1.0 million, respectively),

7. Taxes on Income

Taxes on income expenses totaled NIS 6.8 million in the first quarter of the year, compared with NIS 2.8 million in the corresponding quarter last year ($1.5 million compared with $0.6 million).

Tax expenses decreased last year due to a tax benefit that was recorded on the exercise of stock options by employees (pursuant to the directives of Section 102 of the Income Tax Ordinance).

8. Company's Share in Earnings of Associated Companies

The Company's share in the earnings of associated companies amounted to NIS 5.4 million in the first quarter of the year, compared with NIS 1.4 million in the corresponding quarter last year ($1.2 million, compared with $0.3 million).

The companies whose earnings are reported in this item (in proportion to AIPM's share therein), include primarily: Hogla-Kimberly, NHP, Carmel and TMM (including Amnir Environmental Services).

The growth in the Company's share in associated companies earnings, is primarily attributed to the NHP results. The growth in our share in the NHP earnings totaled NIS 5.6 million ($1.2 million) and resulted from continuing improvement in the profitability of NHP and the change from a loss in the first quarter last year to a profit, starting with the fourth quarter last year. The improved earnings were achieved despite difficult market conditions as a result of comprehensive efficiency measures.

Furthermore, we note that despite the decrease in the operating profit of Hogla-Kimberly (as stated in Section II.1, above), no decrease was recorded in its net income in the first quarter of the year compared to last year.

9. Net Income

Net income amounted to NIS 9.2 million in the first quarter of the year, compared with NIS 12.3 million in the corresponding quarter last year, and compared with NIS 8.6 million in the last quarter of 2001 ($2.0 million, compared with $2.6 million and $1.9 million, respectively).

The return on shareholders' equity in annual terms amounted to 5.4% in the first quarter of the year, compared with 7.7% in the corresponding quarter last year.

IV. Liquidity and Investments

1. Cash Flows

The cash flows from operating activities amounted to NIS 11.0 million in the first quarter of the year (not including dividend payment received from an associated company in the sum of NIS 23.3 million), compared with NIS 6.0 million in the corresponding quarter last year, and compared with NIS 20.6 million in all of 2001 ($2.3 million, compared with $1.3 million and $4.4 million, respectively).

2. Accounts Receivable

The accounts receivable item as of March 31,2002 totaled NIS 125.0 million, compared with NIS 143.5 million on March 31, 2001 ($26.8 million, compared with $30.7 million). Most of the decrease in the accounts receivable item resulted from a decrease in the volume of operations. The accounts receivable item did not change in terms of days of credit throughout the year.

3. Inventories

The inventories as at March 31, 2002 amounted to NIS 115.2 million, compared with NIS 120.7 million at March 31, 2001 and compared with NIS 125.9 million at December 31, 2001 ($24.7 million, compared with $25.8 million and $27.0 million, respectively). The Company is continuing its efforts to reduce inventories, with the intention of reaching operational levels that are in line with the current volume of operations.

4. Investments in Fixed Assets

Investments in fixed assets amounted to NIS 6.2 million in the first quarter of the year, compared with NIS 9.6 million in the corresponding quarter last year, and included primarily investments associated with environmental quality (the anaerobic plant in Hadera) ($1.3 million, compared with $2.1 million).

V. Exposure and Management of Market Risks

Pursuant to the Management Discussion dated December 31, 2001, which outlined the essence of the exposure and management of market risks, as determined by the board of directors, the following is an update, as of March 31, 2002:

The maximum exposure determined by the Board of Directors has not changed and consequently, the maximum exposure of the surplus assets denominated in NIS on account of which no hedging will be made (through the acquisition of NIS/$ options), remained NIS 56.3 million ($12 million). This sum also includes NHP and Hogla-Kimberly.

Credit Risks

The Company has CPI-linked long-term loans (Notes and loans) in the total sum of NIS 53.2 million ($11.4 million), with the interest thereon being no higher than the market interest rate. In the event that the inflation rate should rise and be considerably higher than the rate of devaluation of the shekel against the dollar, then a loss maybe recorded in the Company's financial statements as a result of a surplus of CPI-linked liabilities (see below).

The Company is not involved in any forward transactions or derivatives as of March 31, 2002.

Report of Linkage Bases

The following are the balance-sheet components by linkage bases at December 31,2001, and an update as at March 31, 2002:

(In NIS millions)	Unlinked	Linked to the Israeli CPI	In, or linked to, foreign currency (mainly the $)	Non-mometary items	Total
Assets					
Cash and cash equivalents	0.8		3.0		3.8
receiveables	203.4		39.5	14.5	257.4
inventories				125.9	125.9
Investments in associated companies	3.2	7.8	46.6	344.5	402.1
Fixed assets – net				331.7	331.7
Deferred Charges, net of accumulated amortization				0.7	0.7
Total assets	207.4	7.8	89.1	817.3	1,121.6
Liabilities					
Credit from banks	95.2		23.3		118.5
Accounts payables and accruals	169.2		8.4		177.6
Deferred income taxes				56.4	56.4
Loans from banks		1.9	0.5		2.4
Notes		53.4			53.4
Other liabilities	34.6		2.4		37.0
Shareholders' Equity				676.3	676.3
Total liabilities	299.0	55.3	34.6	732.7	1,121.6
Acsses of monetary asssets (liabilities) as of December 31, 2001	(91.6)	(47.5)	54.5	84.6	-
Acsses of monetary asssets (liabilities) as of Mar-31-02	(62.6)	(45.7)	44.3	64.0	-

Associated Companies

Hogla-Kimberly, an associated company, owns a subsidiary operating in Turkey. The impact of the exposure of this company to the economic situation in Turkey – and especially to fluctuations in the exchange rate of the Turkish lira in relation to the dollar – may be expressed in the Group's financial statements under the Company's share in the earnings of associated companies.

VI. Forward-Looking Statements

This report may contain various forward-looking statements, based upon the Board of Directors' present expectations and estimates regarding the operations of the Company and its business environment. The Company does not guarantee that the future results of operations will coincide with the forward-looking statements and these may in fact considerably differ from the present forecasts as a result of factors that may change in the future, such as changes in costs and market conditions, failure to achieve projected goals, failure to achieve anticipated efficiencies and other factors which lie outside the control of the Company. The Company undertakes no obligation for publicly updating the said forward-looking statements, regardless of whether these updates originate from new information, future events or any other reason.

VII. General

In March 2002, the Company announced the distribution of a dividend for 2001, in the amount of NIS 22.6 million (NIS 5.77 per share).

The dividend payment was made in April 2002.

Y. Yerushalmi Chairman of the Board of Directors	**S. Rotem** Director

AMERICAN ISRAELI PAPER MILLS LTD.

SUMMARY OF CONSOLIDATED BALANCE SHEETS
ADJUSTED NIS IN THOUSANDS

	MARCH 31,2002 (UNAUDITED)	MARCH 31,2001 (UNAUDITED)	DEC. 31,2001 (AUDITED)
Current assets :			
Cash and cash equivalents	7,431	7,296	3,790
Receivables :			
Trade	125,048	143,535	124,371
Other	141,133	191,671	133,080
Inventories	115,168	120,659	125,871
Total current assets	388,780	463,161	387,112
Investments in associated companies	382,437	377,637	402,090
Fixed assets			
Cost	972,793	949,167	967,074
Less - accumulated depreciation	642,205	615,350	635,370
	330,588	333,817	331,704
Deferred charges - net of accumulated amortization	652	743	674
	1,102,457	1,175,358	1,121,580
Current liabilities:			
Credit from banks	95,124	132,968	119,696
Current maturities of long-term notes	6,410	6,862	6,658
Payables and accured liabilities :			
Trade	88,434	123,647	93,889
Other	88,351	112,377	83,760
Proposed dividend	22,626		
Total current liabilities	300,945	375,854	304,003
Long-term liabilities			
Deferred income taxes	58,714	50,513	56,366
Loans from banks and other liabilities (net of current maturities):			
Loans from banks	1,087	2,121	1,125
Notes	44,969	54,985	46,710
Other liabilities	35,160	38,444	37,031
Total long term liabilities	139,930	146,063	141,232
Total liabilities	440,875	521,917	445,235
Shareholders' equity :			
Share capital	133,522	133,522	133,522
Capital surplus	96,004	* 96,004	96,004
Currency adjustments in respect of financial statements of associated companies	(4,729)	* (1,688)	(3,385)
Retained earnings	436,785	425,803	450,204
	661,582	653,441	676,345
	1,102,457	1,175,358	1,121,580

* Reclassified.

Adjusted New Israeli Shekel amounts have been adjusted to reflect changes in the rate of exchange between the U.S. dollar and the New Israeli Shekel as at the end of March 2002.
The representative exchange rate at March 31, 2002 was N.I.S. 4.668 = $1.00

The accompanying notes are an integral part of the financial statements.

AMERICAN ISRAELI PAPER MILLS LTD.

SUMMARY OF CONSOLIDATED STATEMENTS OF INCOME
ADJUSTED NIS IN THOUSANDS

	THREE-MONTH PERIOD ENDED MARCH 31		YEAR ENDED DEC. 31
	2002	2001	2001
	(UNAUDITED)		(AUDITED)
Net sales	116,229	138,644	500,707
Cost of sales	97,623	* 111,145	409,155
Gross profit	18,606	27,499	91,552
Selling and marketing, administrative and general expenses			
Selling and marketing	7,537	8,299	34,024
Administrative and general	6,815	* 10,914	35,648
	14,352	19,213	69,672
Income from ordinary operations	4,254	8,266	21,880
Financial income - net	6,344	5,475	8,877
Gain on issuance to a third party			1,167
Income before taxes on income	10,598	13,761	31,924
Taxes on income	6,769	2,801	11,206
Income from operations of the company and the consolidated subsidiaries	3,829	10,960	20,718
Share in profits of associated companies - net	5,378	1,359	16,002
Net income for the period	9,207	12,319	36,720
Net income per NIS 1 par value of shares (in adjusted N.I.S)	234	312	930

* Reclassified.

Adjusted New Israeli Shekel amounts have been adjusted to reflect changes in the rate of exchange between the U.S. dollar and the New Israeli Shekel as at the end of March 2002.
The representative exchange rate at March 31, 2002 was N.I.S. 4.668 = $1.00

The accompanying notes are an integral part of the financial statements.

SUMMARY OF STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
ADJUSTED NIS IN THOUSANDS

	SHARE CAPITAL	CAPITAL SURPLUS	ADJUSTMENTS DUE TO THE TRANSLATION OF FINANCIAL STATEMENTS OF ASSOCIATED COMPANIES	RETAINED EARNINGS	TOTAL
Balance at January 1, 2002 (audited)	133,522	96,004	(3,385)	450,204	676,345
Changes during the three month period ended March 31, 2002 (unaudited)					
Net income				9,207	9,207
Proposed dividend				(22,626)	(22,626)
Adjustments due to the translation respect of financial statements of associated companies			(1,344)		(1,344)
Balance at March 31, 2002 (unaudited)	133,522	96,004	(4,729)	436,785	661,582
Balance at January 1, 2001 (audited)	133,522	96,004		413,484	643,010
Changes during the three month period ended March 31, 2001 (unaudited)					
Net income				12,319	12,319
Exercise of employees options into shares	*				*
Adjustments due to the translation respect of financial statements of associated companies			(1,888)		(1,888)
Balance at March 31, 2001 (unaudited)	133,522	96,004	(1,888)	425,803	653,441
Balance at January 1, 2001 (audited)	133,522	96,004		413,484	643,010
Changes during the year ended December 31, 2001 (audited)					
Net income				36,720	36,720
Exercise of employees options into shares	*				*
Adjustments due to the translation of financial statements of associated companies			(3,385)		(3,385)
Balance at December 31, 2001 (audited)	133,522	96,004	(3,385)	450,204	676,345

* Less than 1,000 NIS.

Adjusted New Israeli Shekel amounts have been adjusted to reflect changes in the rate of exchange between the U.S. dollar and the New Israeli Shekel as at the end of March 2002.
The representative exchange rate at March 31, 2002 was N.I.S. 4.668 = $1.00

The accompanying notes are an integral part of the financial statements.

SUMMARY OF CONSOLIDATED STATEMENTS OF CASH FLOWS
ADJUSTED NIS IN THOUSANDS

	THREE-MONTH PERIOD ENDED MARCH 31, 2002 (UNAUDITED)	THREE-MONTH PERIOD ENDED MARCH 31, 2001 (UNAUDITED)	YEAR ENDED DEC. 31, 2001 (AUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES :			
Net income for the period	9,207	12,319	36,720
Adjustments to reconcile net income to net cash provided by operating activities (a):	25,050	(6,308)	(16,132)
Net cash provided by operating activities	34,257	6,011	20,588
CASH FLOWS FROM INVESTING ACTIVITIES :			
Purchase of fixed assets	(6,199)	(9,644)	(32,013)
Associated companys:			
Investment in associated company and loans granted	(9)	(25,538)	(4,335)
Repayment of long term loans			2,626
Proceeds from sale of fixed assets	135	173	1,531
Net cash used in investing activities	(6,073)	(35,009)	(32,191)
CASH FLOWS FROM FINANCING ACTIVITIES :			
Repayment of long-term loans from banks and others	(187)	(187)	(1,140)
Redemption of Notes			(7,137)
Short-term bank credit - net	(24,356)	31,951	19,140
Net cash provided by (used in) financing activites	(24,543)	31,764	10,863
Increase (decrease) in cash and cash equivalents	3,641	2,766	(740)
Balance of cash and cash equivalents at beginning of period	3,790	4,530	4,530
Balance of cash and cash equivalents at end of period	7,431	7,296	3,790
(a) Adjustments to reconcile net income to net cash provided by operating activities:			
Income and expenses not involving cash flows:			
Share in profits of associated companies - net	(5,378)	(1,359)	(16,002)
Dividend received from those companies	23,293		
Depreciation and amortization	7,141	8,150	31,301
Deferred income taxes - net	3,389	3,384	7,766
Capital losses (gains):			
On sale of fixed assets	61	(19)	23
On issuance to a third party			(1,167)
Erosion of principal of long-term loans from banks and others - net	(68)	(122)	(186)
Erosion of Notes	(1,989)	(2,814)	(4,158)
Erosion on loans to associated companies	403	371	805
Erosion on long term capital note to associated company	(1,870)	(1,362)	(2,215)
Changes in operating assets and liabilities:			
Decrees (increase) in receivables	(9,771)	(19,258)	25,562
Decrease (increase) in inventories	10,703	620	(4,591)
Increase (decrease) in payables and accrued liabilities	(864)	6,101	(52,274)
	25,050	(6,308)	(16,132)

Adjusted New Israeli Shekel amounts have been adjusted to reflect changes in the rate of exchange between the U.S. dollar and the New Israeli Shekel as at the end of March 2002.
The representative exchange rate at March 31, 2002 was N.I.S. 4.688 = $1.00

The accompanying notes are an integral part of the financial statements.

Notes to the Summary of Consolidated Financial Statements March 31, 2002

(Unaudited)

A. The interim condensed statements as of March 31, 2002 and for the 3 months period then ended (hereinafter "the interim statements") were presented in condensed form in according with generally accepted accounting principles for interim financial information and in accordance with the Securities Regulations (Periodic and interim Statements) 1970. The accounting principles applied in the interim statements are in conformity with the principles applied in the annual financial statements. The interim statements do not contain all the information and notes required for preparation of annual financial statements.

B. The following are the changes that occurred in the US dollar exchange rate and in the consumer price index during the reported periods:

	Dollar Exchange Rate (%)	Consumer Price Index (%)
Increase (decrease) in the 3 months period ending March 31:		
2002	5.7	2.4
2001	3.7	(0.5)
Year ending December 31, 2001	9.3	1.4

C. In October 2001, the IASB issued Israel Accounting Standard No. 12 - Discontinuance of Adjusting Financial Statements for Inflation. Standard 12 provides for the discontinuance of inflation-adjusted financial statements and the return to the nominal-historical financial reporting as is generally practiced in the world, due to the significant decrease in recent years in the inflation rates, and the less common usage of linkage in the Israeli economy.

According to this Standard, the adjustment of financial statements will be discontinued commencing January 1, 2003. Through December 31, 2002, the Company will continue to draw up financial statements, adjusted to inflation in accordance with Opinion No. 36 of the Israeli Institute. The inflation-adjusted amounts as of December 31, 2002, will be the base for the nominal-historical financial reporting in the following periods.

The implementation of Standard 12 will mainly effect the financing expenses item.

Upon the issuance of Standard 12, Clarifications Nos. 8 and 9 to Opinion No. 36 of the Israeli Institute, were canceled and were replaced by Israel Accounting Standard No. 13. Most of the provisions of Standard No. 13, correspond to the provisions which appeared in the above-mentioned clarifications.

NEUSIEDLER HADERA PAPER LTD.
INTERIM REPORT

(Unaudited)

AT MARCH 31, 2002

NEUSIEDLER HADERA PAPER LTD.
INTERIM REPORT

(Unaudited)

AT MARCH 31, 2002

TABLE OF CONTENTS

PRICEWATERHOUSECOOPERS

Kesselman & Kesselman
Certified Public Accountants (Isr.)
Trade Tower, 25 Hamered Street
Tel Aviv 68125 Israel
P.O. Box 452 Tel Aviv 61003 Israel
Telephone +972-3-7954555
Facsimile +972-3-7954556

May 13, 2002

The Board of Directors of
Neusiedler Hadera paper Ltd.,
Hadera.

Re: Review of condensed unaudited consolidated interim financial statements for the three month periods ended March 31, 2002

At your request, we have reviewed the condensed consolidated balance sheet of Neusiedler Hadera paper Ltd. (hereafter - the Company) and its subsidiaries as of March 31, 2002 and the condensed consolidated statement of operations, changes in shareholders' equity and cash flow for the three month periods then ended.

Our review was performed in accordance with the procedures prescribed by the Institute of Certified Public Accountants in Israel. Inter alia, these procedures include: reading of the financial statements referred to above, reading of minutes of meetings of shareholders, the board of directors and its committees, and making inquiries of company officers responsible for financial and accounting matters.

Since our review was limited in scope and did not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the consolidated interim financial statements.

During our review, nothing came to our attention that indicated that significant adjustments should be made in the interim financial statements referred to above in order for them to be considered as having been prepared in accordance with the accounting principles generally accepted in Israel and in accordance with Securities (Periodic and Immediate Reports) Regulation, 1970.

Sincerely yours,

Kesselman & Kesselman

K:\DATA\VAIZLER\061051\2002\AUDIT\1000.doc

NEUSIEDLER HADERA PAPER LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

AT MARCH 31, 2002

	Adjusted new Israeli shekels**		
	March 31		December 31,
	2002	2001	2001
	(Unaudited)		(Audited)
Assets	In thousands		
CURRENT ASSETS:			
Cash and cash equivalents	8,323	2,362	30,137
Accounts receivable:			
Trade	175,979	203,422	164,481
Other	7,870	19,372	* 14,938
Inventories	111,327	132,198	98,826
T o t a l current assets	303 499	357,354	308,382
INVESTMENT IN ASSOCIATED COMPANY		2,226	
FIXED ASSETS:			
Cost	125,046	104,549	117,559
L e s s - accumulated depreciation	13,990	6,736	12,183
	111 056	97,813	105,376
GOODWILL, net of accumulated amorization	5,862		6,050
T o t a l assets	420,437	457,393	419,808
Liabilities and shareholders' equity			
CURRENT LIABILITIES:			
Short-term bank credit	14,246	17,253	12,193
Current maturities of long-term shareholders' loans		18,672	
Accounts payable and accruals:			
Trade - open accounts	84,463	72,629	75,267
American Israeli Paper Mills Limited and its subsidiaries - net	75,131	102,005	78,334
Other	12,576	11,760	17,454
T o t a l current liabilities	186,416	222,319	183,248
LONG-TERM LIABILITIES:			
Long-term loans :			
Loans from banks	84,930	99,638	92,333
Shareholders' loans (net of current maturities)		74,688	
Capital notes from shareholders	93,360		93,360
Deferred income taxes, net	2,890	10,508	* 282
Liability for employee rights upon retirement	107	87	135
T o t a l long- term liabilities	181,287	184,921	186,110
T o t a l liabilities	367,703	407,240	369,358
SHAREHOLDERS' EQUITY:			
Share capital	1	1	1
Capital surplus	46,212	46,212	46,212
Retained earnings	6,521	3,940	4,237
	52,734	50,153	50,450
T o t a l liabilities and shareholders' equity	420,437	457,393	419,808

* Reclassified.

** Adjusted for the changes in the general purchasing power of the Israeli currency based on the changes in the exchange rate of the U.S dollar as at the end of March 2002.
The representative exchange rate at March 31, 2002 was $1= NIS 4.668.

The accompanying notes are an integral part of these condensed financial statements.

Eliaz Amar
Chief
Financial Officer

Yaki Yerushalmi
Vice Chairman of the
Board of Directors

Date of approval of the financial statements: May 13, 2002

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2002

	Adjusted new Israeli shekels**		
	Three months ended March 31		Year ended December 31,
	2002	2001	2001
	(Unaudited)		(Audited)
	In thousands (except per share data)		
SALES - net	152,656	* 161,713	594,371
COST OF SALES	134,830	* 161,509	548,794
GROSS PROFIT	17,828	204	45,577
SELLING, MARKETING, ADMINISTRATIVE AND GENERAL EXPENSES:			
Selling and marketing	7,660	7,357	33,129
administrative and general	2,393	2,174	10,310
	10,053	9,531	43,439
INCOME (LOSS) FROM ORDINARY OPERATIONS	7,775	(9,327)	2,138
FINANCIAL EXPENSES - net	2,900	3,070	13,977
INCOME (LOSS) BEFORE TAXES ON INCOME	4,875	(12,397)	(11,839)
TAXES ON INCOME (TAX BENEFIT)	2,591	(3,748)	(3,487)
INCOME (LOSS) AFTER TAXES ON INCOME	2,284	(8,649)	(8,352)
SHARE IN LOSSES OF ASSOCIATED COMPANY		393	393
NET INCOME (LOSS) FOR THE PERIOD	2,284	(9,042)	(8,745)
NET INCOME(LOSS) PER NIS 1 OF PAR VALUE OF SHARES	2,284	(9,042)	(8,745)

* Reclassified.

** Adjusted for the changes in the general purchasing power of the Israeli currency based on the changes in the exchange rate of the U.S dollar as at the end of March 2002.
The representative exchange rate at March 31, 2002 was $1 = NIS 4.668.

The accompanying notes are an integral part of these condensed financial statements.

NEUSIEDLER HADERA PAPER LTD.

CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2002

	Adjusted new Israeli shekels*			
	Share capital	Capital surplus	Reatained earnings	Toatl
	In thousands			
BALANCE AT JANUARY 1, 2002 (audited)	1	46,212	4,237	50,450
CHANGES DURING THE THREE MONTHS ENDED MARCH 31, 2002 (unaudited) - net income			2,284	2,284
BALANCE AT MARCH 31, 2002 (unaudited)	1	46,212	6,521	52,734
BALANCE AT JANUARY 1, 2001 (audited)	1	46,212	12,982	59,195
CHANGES DURING THE THREE MONTHS ENDED MARCH 31, 2001 (unaudited) - loss			(9,042)	(9,042)
BALANCE AT MARCH 31, 2001 (unaudited)	1	46,212	3,940	50,153
BALANCE AT JANUARY 1, 2001 (audited)	1	46,212	12,982	59,195
CHANGES DURING 2001 (audited) - loss			(8,745)	(8,745)
BALANCE AT DECEMBER 31, 2001 (audited)	1	46,212	4,237	50,450

* Adjusted for the changes in the general purchasing power of the Israeli currency based on the changes in the exchange rate of the U.S dollar as at the end of March 2002.
The representative exchange rate at March 31, 2002 was $1 = NIS 4.668.

The accompanying notes are an integral part of these condensed financial statements.

NEUSIEDLER HADERA PAPER LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2002

	Adjusted new Israeli shekels*		
	Three months ended March 31		Year ended
	2002	2001	December 31, 2001
	(Unaudited)		(Audited)
	In thousands		
CASH FLOWS FROM OPERATING ACTIVITIES :			
Net income (loss) for the period	2,284	(9,042)	(8,745)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities (a)	(12,008)	(24,943)	59,036
Net cash provided by (used in) operating activities	(9,724)	(33,985)	50,291
CASH FLOWS FROM INVESTING ACTIVITIES :			
Acquisition of subsidiary consolidated for the first time (b)			(2,354)
Purchase of fixed assets	(7,735)	(2,147)	(13,588)
Proceeds from sale of fixed assets	19	49	108
Net cash used in investing activities	(7,716)	(2,098)	(15,834)
CASH FLOWS FROM FINANCING ACTIVITIES :			
Short-term credit from banks - net	(4,374)	12,093	(5,605)
Credit from American Israeli Paper Mills Limited - net		25,067	
Net cash provided by (use in) financing activites	(4,374)	37,160	(5,605)
INCREASE (DECREASE) OF CASH AND CASH EQUIVALENTS	(21,814)	1,077	28,852
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	30,137	1,285	1,285
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	8,323	2,362	30,137

(a) Adjustments to reconcile net income to net cash provided by (used in) operating activities:

	2002	2001	December 31, 2001
Income and expenses not involving cash flows:			
Share in losses of associated company		393	393
Depreciation and amortization	2,073	1,505	6,929
Deferred income taxes - net	2,635	(3,717)	(2,706)
Liability for employee rights upon retirement	(28)		(5)
Capital loss on sale of fixed assets	131	1	201
Erosion of long-term bank loans	(976)	(2,728)	(2,279)
Linkage differences on loan long-term to associated company		119	118
	3,835	(4,427)	2,652
Changes in operating assets and liabilities:			
Decrease (increase) in receivable :			
Trade	(11,498)	(33,127)	24,171
Other	7,041	867	(1,786)
Decrease (increase) in inventories	(12,501)	20,175	65,138
Increase (decrease) in accounts payable and accrued :			
Trade	9,186	(3,201)	(4,213)
American Israeli Paper Mills Limited and its subsidiaries - net	(3,203)	(c) (1,550)	(19,698)
Other	(4,878)	(3,680)	(7,228)
	(15,843)	(20,516)	56,384
	(12,008)	(24,943)	59,036

(b) Acquisition of a subsidiary consolidated for the first time :

	December 31, 2001
Fair value of assets and liabilities acquired, at acquisition date :	
Working capital deficiency (excluding cash and cash equivalents) -net	4,143
Fixed assets	(1,309)
Liability for employee rights upon retirement	54
Deferred income taxes - net	(2,264)
Investment in associated company at acquisition date	2,225
Goodwill arising on acquisition *	(6,546)
	(3,717)
Less - amount recorded against debit balance of the former sharholder, see supplementary information(2) below	1,363
	(2,354)

* Including goodwill balance at acquisition date.

(c) See also financing activities above.

Supplementary information on investing and financing activities not involving cash flows

1) In July 2001, the long-term shareholders' loans were converted into capital notes. This conversion is not reflected among financing activities.

2) On April 1, 2001 the Company increased its holdings in the associated company, from 33.3% to 100%. Part of the consideration - adjusted NIS 1,363,000 - which was recorded against debit balance of the former shareholder (which is included among the current account of subsidiaries as of December 31, 2001), is not reflected among investing activities.

* Adjusted for the changes in the general purchasing power of the Israeli currency based on the changes in the exchange rate of the U.S dollar as at the end of March 2002.
The representative exchange rate at March 31, 2002 was $1 = NIS 4.668.

The accompanying notes are an integral part of these condensed financial statements.

1 The interim statements at March 31, 2002 and for the three-month periods then ended (hereafter - the interim statements) were drawn up in condensed form, in accordance with accounting principles generally accepted in Israel for to interim statements and in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970. The generally accepted accounting principles applied in preparation of the interim statements are consistent with those applied in the annual financial statements. Nevertheless, the interim statements do not include all the information and explanations required for annual financial statements.

2 Follwing are the changes in exchange rate of the dollar and in the Israeli consumer price index (the "CPI"):

	Exchange rate of the dollar	CPI
	%	%
Three months ended March 31:		
2002	5.7	2.4
2001	3.7	(0.5)
Year ended December 31, 2001	9.3	1.4

3 **Recently issued accounting pronouncements**

In October 2001, the IASB issued Israel Accounting Standard No. 12 "Discontinuance of Adjusting Financial Statements for Inflation". Standard 12 provides for the discontinuance of adjusted financial statements and the return to the nominal-historical financial reporting as is generally practiced in the world, due to the significant decrease in the inflation rates in recent years and the less common usage of linkage in the Israeli economy. The date for the transition to nominal-historical reporting will be January 1, 2003.

According to this Standard, the adjustment of financial statements will be discontinued commencing January 1, 2003. Through December 31, 2002, the Company will continue to draw up financial statements, adjusted in accordance with Opinion 36 of the Israeli Institute. The adjusted amounts as of December 31, 2002, will be the base for the nominal-historical financial reporting in the following periods.

The implementation of Standard 12 will mainly affect the financing expenses item.

Upon the issuance of Standard 12, Clarifications No. 8 and 9 to Opinion 36 of the Israeli Institute, were canceled and replaced by Israel Accounting Standard No. 13 "The Effects of Changes in Foreign Exchange Rates". Most of the provisions of Standard 13 correspond to the provisions which appeared in the above mentioned clarifications.

HOGLA-KIMBERLY LTD.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
as of March 31, 2002
(Unaudited)

HOGLA-KIMBERLY LTD.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2002

CONTENTS

# # # # # # # #

The Board of Directors of
HOGLA-KIMBERLY LTD.

Re: **Review of condensed interim consolidated financial statements (unaudited) for the three months ended March 31, 2002**

At your request, we have reviewed the accompanying interim consolidated balance sheet of HOGLA-KIMBERLY LTD. as of March 31, 2002, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the three months then ended. Our review was made in accordance with procedures established by the Institute of Certified Public Accountants in Israel. These procedures included reading the abovementioned financial statements, reading minutes of shareholders' meetings and of the meetings of the Board of Directors and committees thereof and making inquiries of persons responsible for financial and accounting matters.

A review is substantially less in scope than an examination in accordance with generally accepted auditing standards, and accordingly, we do not express an opinion on the abovementioned interim financial statements.

Based on our review, we are not aware of any material modifications that should be made to the aforementioned financial statements in order for them to be in conformity with generally accepted accounting principles in Israel and in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970.

Luboshitz Kasierer
Luboshitz Kasierer
Certified Public Accountants (Isr.)

Tel-Aviv, May 1, 2002

HOGLA-KIMBERLY LTD.

CONSOLIDATED BALANCE SHEETS

In thousands of shekels of March 31, 2002

	March 31		December 31
	2002	2001	2001
	(Unaudited)		(Audited)
CURRENT ASSETS			
Cash and cash equivalents	48,969	111,847	89,553
Current maturities of long-term deposits	27,541	84,025	26,608
Trade receivables	187,582	184,232	179,176
Other receivables	15,926	13,226	17,324
Inventories	72,903	73,740	74,689
	352,921	467,070	387,350
INVESTMENTS			
Long-term deposits	74,688	3,734	75,621
Capital note from shareholder	32,770	36,491	34,640
	107,458	40,225	110,261
FIXED ASSETS			
Cost	426,186	379,448	412,205
Less - accumulated depreciation	200,382	195,863	196,101
	225,804	183,585	216,104
OTHER ASSETS			
Goodwill	36,154	39,109	36,892
	722,337	729,989	750,607

	March 31		December 31
	2002	2001	2001
	(Unaudited)		(Audited)
CURRENT LIABILITIES			
Short-term bank credit	3,000	-	-
Current maturities of long-term loans	27,541	84,025	26,608
Trade payables	111,945	126,922	96,104
Other payables and accrued expenses	40,620	51,633	49,443
Dividend payable	-	-	46,680
	183,106	262,580	218,835
LONG-TERM LIABILITIES			
Bank loans	74,688	3,734	75,621
Deferred taxes	19,335	17,389	20,670
	94,023	21,123	96,291
SHAREHOLDERS' INTERESTS IN CONSOLIDATED SUBSIDIARIES	45,154	42,875	44,408
SHAREHOLDERS' EQUITY			
Share capital	30,688	30,688	30,688
Capital reserves	167,147	167,147	167,147
Retained earnings	202,219	205,576	193,238
	400,054	403,411	391,073
	722,337	729,989	750,607

T. DAVIS	A. MAGID	A. SHAPIRA
Chairman of the Board of Directors	Financial Manager	Managing Director

Date of approval of the financial statements:
May 1, 2002

The notes to the financial statements form an integral part thereof.

HOGLA-KIMBERLY LTD.

CONSOLIDATED STATEMENTS OF INCOME
In thousands of shekels of March 31, 2002

	For the three months ended March 31		For the year ended December 31
	2002	2001	2001
	(Unaudited)		(Audited)
NET SALES	217,833	227,073	875,464
COST OF SALES	153,455	153,714	596,076
Gross profit	64,378	73,359	279,388
SELLING EXPENSES	37,087	35,791	144,960
GENERAL AND ADMINISTRATIVE EXPENSES	7,834	7,610	31,413
Operating profit	19,457	29,958	103,015
FINANCING EXPENSES, NET	4,652	8,038	18,568
OTHER INCOME	-	78	416
Income before taxes on income	14,805	21,998	84,863
TAXES ON INCOME	5,078	11,895	38,884
Income after taxes on income	9,727	10,103	45,979
SHAREHOLDERS' SHARE OF EARNINGS OF CONSOLIDATED SUBSIDIARIES	746	98	1,632
Net income	8,981	10,005	44,347
EARNINGS PER SHARE (IN SHEKELS)	1.09	1.21	5.37

The notes to the financial statements form an integral part thereof.

HOGLA-KIMBERLY LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

In thousands of shekels of March 31, 2002

	Share capital	Capital reserves	Retained earnings	Total
Unaudited				
Balance as of January 1, 2002	30,688	167,147	193,238	391,073
Net income	-	-	8,981	8,981
Balance as of March 31, 2002	30,688	167,147	202,219	400,054
Balance as of January 1, 2001	30,688	167,147	195,571	393,406
Net income	-	-	10,005	10,005
Balance as of March 31, 2001	30,688	167,147	205,576	403,411
Audited				
Balance as of January 1, 2001	30,688	167,147	195,571	393,406
Net income	-	-	44,347	44,347
Dividend	-	-	(46,680)	(46,680)
Balance as of December 31, 2001	30,688	167,147	193,238	391,073

The notes to the financial statements form an integral part thereof.

HOGLA-KIMBERLY LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
In thousands of shekels of March 31, 2002

	For the three months ended March 31		For the year ended December 31
	2002	2001	2001
	(Unaudited)		(Audited)
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	8,981	10,005	44,347
Adjustments to reconcile net income to net cash provided by operating activities (see A)	641	32,125	19,890
Net cash provided by operating activities	9,622	42,130	64,237
CASH FLOWS FROM INVESTING ACTIVITIES			
Investment in long-term bank deposits	-	-	(14,471)
Acquisition of fixed assets	(6,526)	(5,168)	(50,879)
Proceeds from sale of fixed assets	-	98	1,408
Net cash used in investing activities	(6,526)	(5,070)	(63,942)
CASH FLOWS FROM FINANCING ACTIVITIES			
Dividend paid	(46,680)	-	-
Long-term loan received	-	-	14,471
Short-term bank credit, net	3,000	-	-
Net cash provided by (used in) financing activities	(43,680)	-	14,471
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(40,584)	37,060	14,766
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	89,553	74,787	74,787
CASH AND CASH EQUIVALENTS AT END OF PERIOD	48,969	111,847	89,553
NONCASH ACTIVITIES			
Dividend	-	-	46,680
Acquisition of fixed assets	8,253	-	2,539

The notes to the financial statements form an integral part thereof.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont.)

In thousands of shekels of March 31, 2002

	For the three months ended March 31		For the year ended December 31
	2002	2001	2001
	(Unaudited)		(Audited)
A - ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES			
Revenues and expenses not affecting operating cash flows:			
Shareholders' share of earnings of consolidated subsidiaries	746	98	1,632
Depreciation and amortization	5,724	5,436	22,665
Deferred taxes, net	(80)	213	3,228
Loss (gain) on sale of fixed assets	93	193	(397)
Purchasing power loss on capital note	1,870	1,365	3,215
Changes in operating assets and liabilities:			
Increase in trade receivables	(8,714)	(7,021)	(2,160)
Decrease (increase) in other receivables and prepayments	143	(3,685)	(7,521)
Decrease in inventories	1,786	11,531	10,582
Increase (decrease) in trade payables	6,335	(5,542)	(1,126)
Net change in balances with related parties	1,561	32,907	3,636
Decrease in other payables and accrued expenses	(8,823)	(3,370)	(13,864)
	641	32,125	19,890

The notes to the financial statements form an integral part thereof.

In thousands of shekels of March 31, 2002

Note 1 - GENERAL

The financial statements have been prepared in condensed form as of March 31, 2002, and for the three months then ended in accordance with generally accepted accounting principles in Israel relating to interim financial statements. These financial statements should be read in conjunction with the Company's annual financial statements and accompanying notes as of December 31, 2001, and for the year then ended.

Note 2 - ACCOUNTING POLICIES

The significant accounting policies followed in the preparation of these financial statements are identical to those applied in the preparation of the latest annual financial statements.

Note 3 - ADJUSTED FINANCIAL STATEMENTS

The financial statements are prepared on the basis of the historical cost convention adjusted for the changes in the general purchasing power of the Israeli currency based on the changes in the exchange rate of the U.S. dollar in relation to the shekel.

Following are the changes in the representative exchange rate of the U.S. dollar and in the Consumer Price Index.

	U.S. dollar exchange rate %	Consumer Price Index %
For the three months ended		
March 31, 2002	5.7	2.4
March 31, 2001	3.7	(0.5)
For the year ended		
December 31, 2001	9.3	1.4

The representative exchange rate of the U.S. dollar on March 31, 2002 - U.S.$1 = NIS 4.668 (December 31, 2001 - NIS 4.416; March 31, 2001 - NIS 4.192).

Note 4 - INCOME TAXES

The changes in the effective tax rates during the reported periods stem mainly from the effects of the differences in the basis of measurement between reporting for tax purposes (Consumer Price Index in Israel) and financial reporting purposes (U.S. dollar).

# # # # #

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAN ISRAELI PAPER MILLS LIMITED

By Lea Katz
Lea Katz, Corporate Secretary

Dated: May 15, 2002